Filed by QR Energy, LP

Commission File No. 001-35010

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: QR ENERGY, LP

Commission File No. 001-35010

This filing relates to a proposed business combination involving QR Energy, LP, a Delaware limited partnership (“QR Energy”) and Breitburn Energy Partners LP, a Delaware limited partnership (“Breitburn”).

QR ENERGY, LP

Moderator:    Josh Wannarka

July 24, 2014

10:30 a.m. ET

Operator:	Welcome to QR Energy’s strategic combination and second quarter 2014 results and outlook conference call. My name is (Angel) and I will be your operator for today’s call.

On the line, we have Chief Executive Officer Alan Smith, President and Chief Operating Officer John Campbell and Chief Financial Officer Cedric Burgher.

Before we begin the call, listeners are reminded that QR Energy may use forward-looking statements as defined by securities laws. These statements reflect current views with regard to future events and are subject to various risks, uncertainties and assumptions. The result may differ materially from those conveyed in forward-looking statements. For a more complete list of these risk factors, please read QR Energy’s 10-K filed on March 3rd, 2014 with the Securities and Exchange Commission.

Additionally, during the course of today’s discussion, QR Energy will refer adjusted EBITDA, distribution cash flow and the distribution coverage ratio as important metrics for evaluating QR Energy’s performance. Please note that these are non-GAAP financial measures. They are reconciled to their most directly comparable GAAP measures on the last page of this morning’s press release.

Now I will turn the call over to Chief Executive Officer Alan Smith.

Alan Smith:	Well, thank you, (Angel), and good morning, everyone. As most of you know by now, this morning we issued a joint press release with Breitburn Energy Partners announcing a strategic combination as well as our second quarter earnings.

I will begin the call today providing a brief overview of the transaction and the rationale behind it, touching briefly on our second quarter results. John will then provide a detailed operational update and Cedric will close prepared remarks with an overview of our financial performance during the quarter.

To get started, I would like to say how excited I am to discuss the pending merger with Breitburn and the opportunity it presents for QR Energy unit holders. The transaction is a strategic combination of two companies that share a common culture and belief in running an engineering-centric upstream MLP focused on assembling the right kind of assets with long life, predictable production and steady cash flows.

We have great respect for Breitburn’s management team, which has a proven 26 year track record of acquiring, successfully operating and extracting additional value from mature MLP-type assets. The combined company will also be a stronger, more competitive MLP with enhanced distribution stability, coverage and growth potential.

Earlier this morning, Breitburn conducted a conference call outlining many of the details of the transaction. While I won’t go into as much detail on this call, I would like to underscore some of the key terms of the merger. Under the terms of this unit-for-unit transaction, which has been approved by the boards of directors of both companies, QR Energy unit holders will receive 0.9856 units of Breitburn for each QRE unit owned. This equates to $22.48 per unit based on Breitburn closing price yesterday, representing a premium of 19.1 percent to yesterday’s QRE unit price.

This also represents a premium of 18.4 percent and 13.7 percent based on the average prices for the last 30 and 90 days respectively. QR Energy unit holders will maintain an approximate 37 percent ownership in Breitburn once the transaction is completed and QR Energy has been designated one board seat at closing.

We believe the transaction is compelling for us for many reasons. It is our belief that the strategic combination will deliver significant value today and in the future for our unit holders. The combination of QR Energy and Breitburn instantly creates a $7.8 billion company, which will be the second largest upstream MLP by market capitalization and the largest oil-weighted upstream MLP.

The combined company will have proved reserves of 323 million barrels of oil equivalent of which 66 percent are liquids, combined production of approximately 57,300 BOEs per day and a reserve life ratio of approximately 16 years. This combination offers greater scale and asset diversification with exposure to nearly every major conventional basin in the United States.

Another important consideration for us what Breitburn’s long track record of consistently increasing its distribution. Since the first quarter of 2010, Breitburn has increased its distribution every quarter offering a 7 percent compounded annual growth rate, which impressively ranks number one in the upstream MLP peer group.

As a result of this combination, Breitburn announced this morning that it would recommend to its board of directors a distribution increase of 7 cents per unit on an annualized basis upon closing of the transaction. This implies a unit distribution of $2.05 to QR Energy unit holders under the exchange ratio or an increase of 10 cents over the current level of $1.95. This distribution increase for both parties underscores a significant cost savings and benefits offered by the strategic combination, as well as the expected growth from two outstanding asset portfolios.

This merger is expected to be highly accretive for both parties and I believe the immediate premium enjoyed by our unit holders will be surpassed over time by the future success of the combined company.

In addition to announcing the merger this morning, we released very strong second quarter results that I would like to briefly discuss. In the second quarter, we continued an active capital program successfully improving the performance of our asset base. During the quarter, we achieved record production of 20,264 BOEs per day, well above our stated guidance target and up 8 percent from the first quarter of 2014. This contributed to higher quarter-over-quarter adjusted EBITDA, distributable cash flow and a solid distribution coverage ratio of one-point-one times.

In the second half of the year, we will continue to execute our expanded capital program and remain focused on delivering industry leading margins. Our team is firing on all cylinders and we are excited about bringing that momentum to Breitburn.

Before turning the call over to John, I would like to give a sincere thank you to the people in our organization for all their hard work that went into our second quarter performance, the increased capital program and ultimately positioning and building the company to where it is today. These are exciting times and for the balance of the year, we’ll be focused on executing our capital program and looking forward to what the future brings as we work toward completing the merger with Breitburn.

Thank you again for your time this morning and now I’ll turn our call over to our president and chief operating officer, John Campbell.

John Campbell:	Thank you, Alan.

In the second quarter, we increased production to 20,264 BOEs per day, 8 percent higher than the first quarter and 464 BOEs per day above the high end of our stated guidance range. This outstanding results were achieved by our operations teams continuing to do a great job executing our business plan of maximizing production from our existing asset base, as well as through the increased 2014 capital budget we announced last quarter.

Our product mix continues to be liquids-weighted, comprised of 71 percent liquids or approximately 58 percent crude oil and 13 percent natural gas liquids. LOE in the second quarter was 41 million or $22.23 per BOE, in line with our stated guidance of $21 to $23 per BOE and flat versus the first quarter.

Total capital spending for the first quarter was $39.6 million, including 18 million of maintenance capital or approximately 26 percent of EBITDA. Our capital program continues to produce strong operating results.

In the second quarter, our largest capital program was in the Ark-La-Tex area. We had two drilling rigs running in this area this quarter, one non-operated in the Overton Field, drilling horizontal Cotton Valley wells and the other in our operated Dorcheat Field drilling oil wells.

In the Overton Field in Smith County, Texas, we drilled two Cotton Valley horizontal wells under a partnership agreement with a private operator. Our working interest in these wells is 50 percent. The first of these wells, the (Guthrie 5H), had a completed lateral length of approximately 3,800 feet and was put on production with a 30 day I.P. or 6.6 million a day and 253 barrels of oil per day, exceeding our expectations on both volumes and oil cut. The gross cost of the well was 5.3 million, under our AFE estimate, of which we paid 25 percent and were carried for another 25 percent.

The second well in the program, the (Eckard Airs 8H) has been drilled and is expected to be completed in the next few weeks. The well has a lateral length of 5,155 feet and its costs are also currently below AFE estimates.

We expect to drill two more wells later this year. We have over 20 horizontal locations in our acreage in this area, giving us considerable running room for this program to make a positive impact on our cash flow for many years.

In our Dorcheat Field in Miller County, Arkansas, we completed two oil wells that had been drilled early in the year. Both of these wells completed in oil-bearing Cotton Valley sands, had initial test rates of over a hundred BOEs per day — well above our (type curve). We resumed drilling in the field in July and plan to drill 10 to 12 more wells through the remainder of 2014. We have identified approximately a hundred 10 acre spacing locations in this field.

In the East Texas Field, we continue to be active with eight work-over rigs running. These rigs are actively returning wells to production, conducting cleanouts and completing ESP installations. In addition, we have selectively deepened some wells into the Lower Woodbine, a zone in the field with less pressure support than the main Upper Woodbine (pay).

In the (second) quarter, one of these deepenings, the (Monocrete 56), came on at 120 barrels per day, much higher than the three to four barrels per day that is typically realized. While results like this in the (Monocrete 56) are not the norm for this kind of project, it does illustrate the upside potential QR Energy is exposed to as a benefit to acquiring and exploiting large mature fields with significant amounts of (re-couple) oil still remaining in place.

Moving now to the Jay Field in Florida, we continue to see positive results from our capital invested. In the second quarter, we added a second work-over rig to the field to increase our capacity to return wells to production and to improve the performance of the miscible nitrogen flood. We also continued to (plant) to bottlenecking projects to allow us to move more volumes through the field.

In the second half of the year, we will continue these types of projects at Jay. Additionally, we will begin a drilling program in early August and expect to drill three to five new wells by year-end. These wells will be (vertically) drilled to approximately 16,000 feet, targeting the Smackover Formation and are expected to have an average well cost of less than 5 million per well. We look forward to providing an update on our initial results.

Switching to the Permian Basin, we continue to be pleased with the results in our first quarter drilling program. The 11 wells drilled in the first half of the year are currently producing a combined 637 BOEs per day, 68 percent of which is liquids. We have just started drilling the second part of our 2014 Permian drilling program and expect to add approximately 12 new oil wells by year-end. We continue to be active in Howard, Glasscoc, Crane and Mitchell Counties. These programs will be similar to those we drilled in the first quarter in these fields.

Looking at our forward guidance, we anticipate third quarter production to be in the range of 20,500 to 21,000 BOEs per day. Our annual production guidance remains at 19,900 to 20,500 BOEs per day. LOE is anticipated to remain in the $21 to $23 per BOE range for both the third quarter and the full year.

In summary, our capital program continues to focus on low risk projects and proven areas that deliver solid results. This is an exciting time at QR Energy as we execute our expanded capital program and we look forward to carrying our momentum into this strategic combination with Breitburn.

Now I’ll turn it over to Cedric for a view of our financial results.

Cedric Burgher:	Thanks, John.

During the second quarter, we increased total revenue to $133 million or 9 percent above the first quarter. This increase largely flowed to the bottom line with adjusted EBITDA increasing 7 percent over the first quarter to 69.6 million and distributable cash flow up 13 percent to 34.9 million.

As John discussed in his remarks, our team did a great job executing on our capital program and improving the performance of our assets. As demonstrated in our distribution coverage ratio in the second quarter, it was one-point-one times.

For the quarter, excluding hedges, our average realized oil and gas prices were $98.61 per barrel and $4.58 per MCF respectively. NGLs had an average price of 34.56 per barrel.

Total G and A for the quarter was $9.5 million. In cash, G and A was 7.8 million, which was below our guidance of 9 to 10 million. We expect cash G and A to be in the 8 to $9 million range in the third quarter with full-year cash G and A expectations to be in the 32 to $35 million range.

Our interest expense for the period was approximately $14.4 million, which reflects interest payments on our debt, as well as a non-cash loss on interest rate hedges in the amount of $300,000. Our all-in effective interest rate for the quarter, including the senior notes and interest rate swaps, was approximately 5 percent.

At June 30th, we had approximately $162 million of availability under our credit facility, which combined with 6 million of cash on our balance sheet provides the company with total current liquidity of approximately $168 million. Our current liquidity will allow us to execute the 2014 capital program.

Regarding commodity hedges, we have hedged approximately 9,700 barrels per day of oil and approximately 31 million cubic feet per day of natural gas for the balance of the year. Based on second quarter production levels, our current oil and natural gas production remains approximately 86 percent hedged for 2014.

Before concluding the prepared remarks portion of our call, I’d like to reiterate our excitement for the strategic combination with Breitburn. As of yesterday’s closing price and the implied premium, I am very pleased to say that every investor who purchased units in our IPO and the two follow-on offerings we have had will see strong value as a result of this transaction. The internal rate of return since our IPO is 12 percent. The IRR since the April 2012 offering was 18 percent and the IRR since our December 2012 offering was 36 percent. All are very strong numbers which do not include the benefit of the significant distribution increase that will come with the merger.

We look forward to keeping you updated as we make our way towards closing. And with that, this concludes the prepared remarks portion of our call. We thank you for your time and we’ll now open the line for questions.

Operator:	If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Kevin Smith from Raymond James. Your line is open.

Kevin Smith:	Hi, good morning, gentlemen. Alan, would you mind discussing how you came to this decision and then perhaps as far as why to sell to Breitburn, and then why Quantum Resources were comfortable taking, you know, a decent haircut to its potential class B unit ownership?

Alan Smith:	Well Kevin, you know, we’re always looking at the, you know, strategic options when we’re looking at acquisitions, when we’re looking at other opportunities. And this is really no different. You know, I’m really not prepared to give any great deal of comment on that at this time; it’s all going to be put into the filings that will follow as with regard to how this went down. But I’d be glad to let you look at that as that comes out.

But I mean, I would just say that it was a strategic decision, you know, for us. And as we look at the MLP space, you know, to be able to be competitive, we think size and scale does matter. And we think that, you know, ultimately having a lower cost of capital, the unit holders will benefit from that. I think we’ve outlined, you know, all the strategic benefits of the transaction — both Breitburn has and we have. And so, I think when you look at it from that perspective, it just made a tremendous amount of sense.

Kevin Smith:	OK. And then what type of ongoing relationship are you envisioning for Quantum Resources with Breitburn, if any?

Alan Smith:	There will be no formal relationship, Kevin. We — the number of assets were currently have and (bottom) resources is not that significant at this point in time. And you know, there will be no formal relationship there.

Kevin Smith:	OK, that’s all I have. Thanks.

Operator:	Your next question comes from the line of Noel Parks from Ladenburg Thalmann. Your line is open.

Noel Parks:	Good morning.

(Alan Smith):	Morning.

Noel Parks:	Just also some general thoughts — you were talking about scale in the MLP world. And I was just interested — before this transaction came along, how did you perceive the pipeline that was out there, maybe for the rest of this year in your particular operating areas? I was just wondering if you had detected any shift in the environment that made you think more kindly on an outside offer.

Alan Smith:	You know, we discussed with you guys before that ’12 was sort of a banner year; ’13 was, you know, not as good a year; ’14 has come out of (blocks) really hard. There’s a lot of opportunity out there. We’re seeing, you know, we’ve seen lots of deal flow, you know, with the MLP type, you know, conventional, you know, legacy-type assets that are — they’re in the, you know, six or seventh inning of their life and there’s just not the growth there for a C corp. And so, that’s why you’ll continue to see the C corps continue to exit those type of assets to go redeploy capital into higher rate of return projects.

So, I think you’ll continue to see that for quite some time. You know, I think that there, you know, in some of the smaller deals, unless you have a strategic angle that you’re going in, it is very competitive. And I think that, you know, by being able to have more size and scale, having a bigger balance sheet — and again, that lower cost of capital, I think, that it will put Breitburn in a position to, you know, be able to look at some of the larger transactions that would be a little bit out of reach today.

So, I think that, you know, having that ability, as well as they’ll continue their (knitting) of doing what they have always done — there certainly will continue to be I think a strong pipeline for the years to come.

Noel Parks:	Great. And just as the — as the combination sort of rationalizes its portfolio, is — has there been any discussion about any assets, I guess they wouldn’t actually be held back, but perhaps being traded back and reverting back up to the QRM sponsor? You know, there’s a fair amount of overlap. But I can envision a few things that might not necessarily — might have a better home on the Quantum side. So, just wondering if there are any thoughts there.

Alan Smith:	No, there have been no discussions along those lines and I don’t think there will be. So, I think all the assets that we felt like we had in QRE were very good MLP assets and we, you know, we obviously looked hard at their portfolio and they’ve assembled the same type of (loan life) — big, you know, oil in place, big gas in place type fields. So, we don’t see anything like that occurring.

Noel Parks:	OK. And just along the same lines, is there any firm sort of non-compete condition involved in your ability to or (Breitburn’s) ability to pursue these areas going forward?

Alan Smith:	No, there’s not.

Noel Parks:	OK, thanks; just curious about that. That’s all for me.

Alan Smith:	OK, thank you.

Operator:	Again, if you would like to ask a question, press the star then the number one on your telephone keypad.

Your next question comes from the line of (Sean Sneeder) from Oppenheimer. Your line is open.

(Sean Sneeder):	Hi, good morning. Thank you for taking the question.

(Alan Smith):	Good morning.

(Sean Sneeder):	I think this was discussed a little bit on the Breitburn call, but I just wanted to clarify with you guys — that the plan is to redeem your nine-and-a-quarter bonds using the (make whole) provision (added) before closing on the merger. Is that sort of the right way to think about it?

Cedric Burgher:	Yes, I mean, if provisions are outlined — we’ll have a proxy prospectus material come out shortly that’ll detail a lot of those possibilities. But obviously, the bonds ought to be trading a lot better with the improved credit potential. But in terms of how exactly that exchange or takeout would go, you know, primarily refer you to Breitburn, but also think it’ll be pretty obvious it’ll be a good exchange for holders.

(Sean Sneeder):	OK, thank you. And maybe just one last one. Have you gotten any sort of sense of what — if this deal changes, you know, leverage targets for the pro forma company at all?

Alan Smith:	You know, really that’s a Breitburn question, as well. But we — you know, as we said, we think this is a really good fit, you know, but assets as well as just the culture and philosophy of things. And I think this is a deleveraging event for the combined company and will help the company with its potential growth platform and balance sheet.

(Sean Sneeder):	OK, I appreciate the commentary. Thank you.

Alan Smith:	You bet.

Operator:	There are no further questions at this time. I turn the call back over to the presenters.

Alan Smith:	OK, thank you very much. We certainly appreciate your time this morning. To reiterate, we think this is a, you know, a really strategic transaction for QRE unit holders that should benefit now and into the long-term and I think you’ll see we had a very strong second quarter and we’ll continue to march toward those results and through the balance of the year. We appreciate your time.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Additional Information about the Proposed Transactions

In connection with the proposed transactions, Breitburn intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that Breitburn and QR Energy believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this press release to reflect subsequent events or circumstances.